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VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Folake Ayoola, Barbara Jacobs

Re:	SciPlay Corporation
Registration Statement on Form S-1
Filed April 5, 2019
File No. 333-230727

Ladies and Gentlemen:

On behalf of our client, SciPlay Corporation, a Nevada corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Commission on April 5, 2019.

Amendment No. 3 reflects certain revisions to the Registration Statement in response to the comment letter from the staff of the Commission (the “Staff”) to Barry Cottle, the Company’s Executive Chairman of the Board of Directors, dated April 26, 2019.  The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 3, marked to show changes against the above-captioned Registration Statement, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3.

Risk Factors

The provisions of our articles of incorporation and bylaws requiring exclusive forum, page 57

1.                                      Your forum selection provision will identify the Eighth Judicial District Court of Clark County, Nevada, as the exclusive forum for certain litigation. In this regard, you state that “it will not apply to suits to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.” Please disclose whether this provision will apply to actions arising under the Securities Act. In this regard, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision will apply to Securities Act claims, please revise your prospectus to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision will not apply to actions arising under the Securities Act, please ensure that the exclusive forum provision in the certificate of incorporation and bylaws state this clearly.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 57 and 155 of the Registration Statement and has made corresponding revisions to its Form of Amended and Restated Articles of Incorporation and Form of Amended and Restated Bylaws that are attached as Exhibits 3.1 and 3.2 with Amendment No. 3.

*         *         *         *         *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at (212) 906-1281 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

Enclosures

cc:	(via e-mail)

Barry Cottle, Executive Chairman of the Board of Directors, SciPlay Corporation
Joshua Wilson, Chief Executive Officer, SciPlay Corporation
Michael Quartieri, Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary, Scientific Games Corporation
James Sottile, Executive Vice President and Chief Legal Officer, Scientific Games Corporation
Senet S. Bischoff, Esq., Latham & Watkins LLP